UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2017

Commission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA S.A. (NYSE: CIB; BVC: BCOLOMBIA, PFBCOLOM) REPORTS CONSOLIDATED NET INCOME OF COP 451 BILLION FOR THE THIRD QUARTER OF 2017 WHICH REPRESENTS A DECREASE OF 31% COMPARED TO 2Q17 AND A DECREASE OF 25% COMPARED TO 3Q16.

•	Net interest income was COP 2.55 trillion for 3Q17, growing 2.1% when compared to 3Q16. This growth is explained by higher volumes of peso-denominated loans and the year-on-year increase in net interest margin. Net interest income decreased 3.1% during the quarter.

•	Net fees were COP 607 billion and increased by 2.7% compared to 3Q16. This growth was mainly driven by an increase in fees related to credit and debit cards, banking services, as well as trust services. Net fees decreased by 1.4% during the quarter.

•	The annualized net interest margin for the quarter was 5.8%. The margin decreased 33 basis point when compared to 3Q16 and decreased 31 basis points compared with the margin for 2Q17. The cuts in the reference rate by the Central Bank as well as a lower yield on portfolio investments pressured the net interest margin during the quarter.

•	Gross loans grew 6.5% when compared to 3Q16 and 0.1% during the quarter. This growth shows moderation in the credit demand in Colombia. Peso-denominated loans grew 10.2% when compared to 3Q16.

•	Provision charges for the quarter were COP 967 billion and the coverage ratio for 90-day past due loans was 161%. These provisions aim to maintain a solid coverage ratio amid a challenging environment, as new past due loans totaled COP 912 billion for the quarter.

•	Tier 1 ratio was 10.3% at September 30, 2017 and increased 123 basis points when compared to September 30, 2016. The capital adequacy ratio was 13.4%.

October 26, 2017. Medellin, Colombia – Today, BANCOLOMBIA S.A. (“Bancolombia” or “the Bank”) announced its earnings results for the third quarter of 20171. For the quarter ended on September 30, 2017 (“3Q17”), Bancolombia reported consolidated net income of COP 451 billion, or COP 468.70 per share - USD 0.64 per ADR. This net income represents a 31% decrease compared to the quarter ended on June 30, 2017 (“2Q17”) and a decrease of 25% compared to the quarter ended on September 30, 2016 (“3Q16”).

1. This report corresponds to the interim unaudited consolidated financial information of BANCOLOMBIA S.A. and its subsidiaries (“BANCOLOMBIA” or “The Bank”) which Bancolombia controls, amongst others, by owning directly or indirectly, more than 50% of the voting capital stock. This financial information has been prepared based on financial records generated in accordance with International Financial Reporting Standards – IFRS. BANCOLOMBIA maintains accounting records in Colombian pesos, referred to herein as “Ps.” or “COP”. The financial information for the quarter ended September 30, 2017 is not necessarily indicative of the results for any other future interim period. For more information, please refer to the Bank's filings with the Securities and Exchange Commission, which are available on the Commission's website at www.sec.gov.

. BANCOLOMBIA’s first IFRS financial statements will cover the year ending in 2015. CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS: This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptances of new products or services by our targeted customers, changes in business strategy and various others factors, that could cause actual results to differ materially from those indicated in such statements. We do not intend, and do not assume any obligation, to update these forward-looking statements. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. Any reference to BANCOLOMBIA means the Bank together with its affiliates, unless otherwise specified. Representative Market Rate, October 1, 2017 $2,936.67 = US$ 1

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BANCOLOMBIA: Summary of consolidated financial quarterly results

CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT	Quarter			Growth
(COP million)	3Q16	2Q17	3Q17	3Q17/2Q17	3Q17/3Q16
ASSETS
Net Loans	142,554,723	150,747,014	150,576,426	-0.11%	5.63%
Investments	13,123,822	15,273,122	16,664,585	9.11%	26.98%
Other assets	35,467,695	37,684,231	36,851,865	-2.21%	3.90%
Total assets	191,146,240	203,704,367	204,092,876	0.19%	6.77%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	118,173,035	128,476,933	127,891,132	-0.46%	8.22%
Other liabilities	51,943,819	52,144,322	52,840,013	1.33%	1.73%
Total liabilities	170,116,854	180,621,255	180,731,145	0.06%	6.24%
Non-controlling interest	1,134,566	1,252,130	1,244,883	-0.58%	9.72%
Shareholders' equity	19,894,820	21,830,982	22,116,848	1.31%	11.17%
Total liabilities and shareholders' equity	191,146,240	203,704,367	204,092,876	0.19%	6.77%

Interest income	4,093,446	4,227,227	4,103,889	-2.92%	0.26%
Interest expense	(1,592,914)	(1,593,836)	(1,551,894)	-2.63%	-2.58%
Net interest income	2,500,532	2,633,391	2,551,995	-3.09%	2.06%
Net provisions	(791,399)	(789,735)	(967,284)	22.48%	22.22%
Fees and income from service, net	590,871	615,215	606,512	-1.41%	2.65%
Other operating income	311,190	367,191	353,391	-3.76%	13.56%
Total Dividends received and equity method	62,854	21,105	36,916	74.92%	-41.27%
Total operating expense	(1,647,567)	(1,880,723)	(1,868,169)	-0.67%	13.39%
Profit before tax	1,026,481	966,444	713,361	-26.19%	-30.50%
Income tax	(388,950)	(281,050)	(245,307)	-12.72%	-36.93%
Net income before non-controlling interest	637,531	685,394	468,054	-31.71%	-26.58%
Non-controlling interest	(26,349)	(31,855)	(17,248)	-45.85%	-34.54%
Net income before Descontinued Operations	611,182	653,539	450,806	-31.02%	-26.24%
Discontinued Operations Net Income	(7,258)	-	-	0.00%	-100.00%
Net income	603,924	653,539	450,806	-31.02%	-25.35%

PRINCIPAL RATIOS		Quarter		As of
	3Q16	2Q17	3Q17	3Q16	3Q17
PROFITABILITY
Net interest margin (1) from continuing operations	6.18%	6.16%	5.84%	5.96%	6.10%
Return on average total assets (2) from continuing operations	1.29%	1.31%	0.89%	1.21%	1.15%
Return on average shareholders´ equity (3)	12.43%	12.29%	8.22%	11.85%	10.61%
EFFICIENCY
Operating expenses to net operating income	47.54%	51.71%	52.64%	49.95%	51.84%
Operating expenses to average total assets	3.48%	3.77%	3.67%	3.54%	3.75%
Operating expenses to productive assets	4.07%	4.40%	4.28%	4.17%	4.39%
CAPITAL ADEQUACY
Shareholders' equity to total assets	10.41%	10.72%	10.84%	10.41%	10.84%
Technical capital to risk weighted assets	13.47%	14.34%	13.42%	13.47%	13.42%
KEY FINANCIAL HIGHLIGHTS
Net income per ADS from continuing operations	0.88	0.89	0.64	2.49	2.43
Net income per share $COP from continuing operations	635.44	679.48	468.70	1,795.19	1,781.09
P/BV ADS (4)	1.36	1.50	1.46	1.36	1.46
P/BV Local (5) (6)	1.26	1.40	1.42	1.26	1.42
P/E (7) from continuing operations	10.64	12.07	17.68	11.30	13.96
ADR price	39.04	44.55	45.79	39.04	45.79
Common share price (8)	26,100	31,780	32,740	26,100	32,740
Weighted average of Preferred Shares outstanding	961,827,000	961,827,000	961,827,000	961,827,000	961,827,000
USD exchange rate (quarter end)	2,880.08	3,050.43	2,936.67	2,880.08	2,936.67

(1) Defined as net interest income divided by monthly average interest-earning assets. (2) Net income divided by monthly average assets. (3) Net income divided by monthly average shareholders' equity. (4) Defined as ADS price divided by ADS book value. (5) Defined as share price divided by share book value. (6) Share prices on the Colombian Stock Exchange. (7) Defined as market capitalization divided by annualized quarter results. (8) Prices at the end of the respective quarter.

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1.	BALANCE SHEET

1.1.	Assets

As of September 30, 2017, Bancolombia’s assets totaled COP 204,093 billion, which represents an increase of 0.2% compared to 2Q17 and of 6.8% compared to 3Q16.

During the quarter, the COP appreciated 3.73% versus the USD and over the past 12 months, it depreciated 1.96%.

The increase in total assets during the quarter is largely explained by the growth in the loan portfolio and interbank borrowings.

1.2.	Loan Portfolio

The following table shows the composition of Bancolombia’s loans by type and currency:

(COP Million)	Amounts in COP		Amounts in USD converted to COP		Amounts in USD (thousands)		Total
(1 USD = 2936,67 COP)	3Q17	3Q17/2Q17	3Q17	3Q17/2Q17	3Q17	3Q17/2Q17	3Q17	3Q17/2Q17
Commercial loans	72,804,138	1.77%	37,733,800	-4.43%	12,849,180	-0.73%	110,537,937	-0.43%
Consumer loans	17,715,542	5.62%	8,789,804	-3.20%	2,993,119	0.55%	26,505,346	2.52%
Mortgage loans	11,393,974	2.86%	8,893,570	-3.30%	3,028,454	0.44%	20,287,544	0.07%
Small business loans	653,370	0.28%	425,066	-2.86%	144,744	0.90%	1,078,436	-0.98%
Gross loans	102,567,024	2.53%	55,842,239	-4.04%	19,015,497	-0.33%	158,409,263	0.11%

The quarter 3Q17 shows an increase in gross loans of 0.11% when compared to 2Q17. Peso-denominated loans grew 10.2% and the dollar-denominated loans decreased 1.5%, compared to 3Q16. In comparison with 3Q16, total gross loans grew 6.5%.

As of September 30, 2017, our operations in Banco Agricola in El Salvador, Banistmo in Panama and BAM in Guatemala, represented 25% of total gross loans.

Gross loans denominated in currencies other than COP, originated by our operations in Central America and the offshore operation of Bancolombia Panama as well as the USD denominated loans in Colombia, accounted for 35% and decreased 4.0% during 3Q17 (when expressed in COP), explained mainly by the reduction of the loan portfolio in dollars.

Total reserves (allowances in the balance sheet) for loan losses increased by 4.6% during the quarter and totaled COP 7,833 billion, equivalent to 4.9% of gross loans at the end of the quarter.

For further explanation regarding coverage of the loan portfolio and credit quality trends, (see section 2.4. Asset Quality, Provision Charges and Balance Sheet Strength).

The following table summarizes Bancolombia’s total loan portfolio:

LOAN PORTFOLIO						% of total loans
(COP million)	3Q16	2Q17	3Q17	3Q17/2Q17	3Q17/3Q16
Commercial	105,552,675	111,015,493	110,537,937	-0.43%	4.72%	69.78%
Consumer	22,576,659	25,853,481	26,505,346	2.52%	17.40%	16.73%
Mortgage	19,548,639	20,274,141	20,287,544	0.07%	3.78%	12.81%
Microcredit	1,043,099	1,089,093	1,078,436	-0.98%	3.39%	0.68%
Interests received in advance	(21,560)	-	-	0.00%	-100.00%	0.00%
Total loan portfolio	148,699,512	158,232,208	158,409,263	0.11%	6.53%	100.00%
Allowance for loan losses	(6,144,789)	(7,485,194)	(7,832,837)	4.64%	27.47%
Total loans, net	142,554,723	150,747,014	150,576,426	-0.11%	5.63%

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1.3.	Investment Portfolio

As of September 30, 2017, Bancolombia’s net investment portfolio totaled COP 16,665 billion, increasing 9.1% from the end of 2Q17 and 27.0% from the end of 3Q16. The investment portfolio consists primarily of debt securities, which represent 70.7% of Bancolombia’s total investments and 5.8% of assets at the end of 3Q17.

At the end of 3Q17, the debt securities portfolio had a duration of 20.1 months and a weighted average yield to maturity of 5.78%.

1.4.	Goodwill and intangibles

As of 3Q17, Bancolombia’s goodwill and intangibles totaled COP 6,526 billion, decreasing 3.7% compared to 2Q17. This variation is explained by the appreciation of the COP against the USD during the quarter.

1.5.	Funding

As of September 30, 2017, Bancolombia’s liabilities totaled COP 180,731 billion, increasing 0.1% from the end of 2Q17 and 6.2% compared to 3Q16.

Deposits by customers totaled COP 127,891 billion (or 70.8% of liabilities) at the end of 3Q17, decreasing 0.5% during the quarter and increasing 8.2% over the last 12 months. The net loans to deposits ratio was 118% at the end of 3Q17.

Bancolombia’s funding strategy during the last months has been to reduce the average life of time deposits and promote saving and checking accounts in the consumer segment in order to keep the funding cost at a minimum. The objective is to build and maintain ample liquidity and reduce the sensitivity of the balance sheet to cuts in interest rates.

Funding mix	3Q16		2Q17		3Q17
COP Million
Checking accounts	19,931,491	13%	20,212,416	12%	20,232,549	12%
Saving accounts	44,887,650	28%	50,142,758	30%	51,418,374	30%
Time deposits	52,178,341	33%	56,974,773	34%	55,100,729	33%
Other deposits	3,053,935	2%	5,664,360	3%	5,358,634	3%
Long term debt	17,732,263	11%	18,298,359	11%	19,365,423	11%
Loans with banks	20,220,384	13%	18,523,104	11%	17,935,827	11%
Total Funds	158,004,064	100%	169,815,770	100%	169,411,536	100%

1.6.	Shareholders’ Equity and Regulatory Capital

Shareholders’ equity at the end of 3Q17 was COP 22,117 billion, increasing 1.3% or COP 286 billion, compared to the value reported at the end of 2Q17. This increase is explained by the earnings generated during the quarter.

Bancolombia’s capital adequacy ratio was 13.42% in 3Q17.

Bancolombia’s capital adequacy ratio was 442 basis points above the minimum 9% required by the Colombian regulator, while the basic capital ratio (Tier 1) to risk weighted assets was 10.28%, 578 basis points above the regulatory minimum of 4.5%. The tangible capital ratio, defined as shareholders’ equity minus goodwill and intangible assets divided by tangible assets, was 7.72% at the end of 3Q17.

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In the last months, Bancolombia has generated capital organically due to the appropriation of earnings in March 2017 and to the efficient allocation of capital in different products, at the same time Bancolombia has reduced the VaR consumption across several segments. The annual increase in the RWA is mainly explained by the growth in the loan portfolio.

TECHNICAL CAPITAL RISK WEIGHTED ASSETS
Consolidated (COP millions)	3Q16%		2Q17%		3Q17%
Basic capital (Tier I)	15,007,177	9.05%	18,110,213	10.40%	17,897,207	10.28%
Additional capital (Tier II)	7,331,326	4.42%	6,864,575	3.94%	5,474,092	3.14%
Technical capital (1)	22,338,504		24,974,788		23,371,299
Risk weighted assets including market risk	165,869,856		174,199,865		174,129,964
CAPITAL ADEQUACY (2)		13.47%		14.34%		13.42%

(1) Technical capital is the sum of basic and additional capital.

(2) Capital adequacy is technical capital divided by risk-weighted assets.

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2.	INCOME STATEMENT

Net income totaled COP 451 billion in 3Q17, or COP 468.7 per share - USD 0.64 per ADR. This net income represents a decrease of 31% compared to 2Q17 and a decrease of 25% compared to 3Q16. Bancolombia’s annualized ROE for 3Q17 was 8.2%.

2.1.	Net Interest Income

Net interest income totaled COP 2,552 billion in 3Q17, 3.1% less than that reported in 2Q17, and 2.1% higher than the figure for 3Q16. During the quarter, the Net Interest Income dropped as a consequence of the re-pricing on loans, explained by the cuts in the reference rate of 50 basis points by the Central Bank during the quarter that pressured the Net interest Margin and offset the impact of loan growth on our net interest income.

During 3Q17, the investment, interest rate derivatives and repos portfolio generated COP 140 billion, lower by 18.8% from 2Q17.

Net Interest Margin

The annualized net interest margin decreased to 5.8% in 3Q17. The annualized net interest margin for investments was 0.9%, and the annualized net interest margin of the loan portfolio was 6.3%, decreasing as compared to 2Q17.

Despite higher volumes in the peso-denominated loan portfolio, the cuts in the reference rate by the Central Bank pressured the loans interest margin, generating a contraction of 20 basis points, during the quarter.

Annualized Interest
Margin	3Q16	2Q17	3Q17
Loans' Interest margin	6.4%	6.5%	6.3%
Debt investments' margin	3.2%	2.3%	0.9%
Net interest margin	6.2%	6.2%	5.8%

Total funding cost decreased during 3Q17, due to the reduction of long-term debt. Savings and checking accounts represented the same proportion of the total cost of funding as in 2Q17, and the annualized average weighted cost of deposits was 3.32% in 3Q17, decreasing 18 basis point compared to 2Q17 and 13 basis points compared to 3Q16.

Average weighted
funding cost	3Q16	2Q17	3Q17
Checking accounts	0.00%	0.00%	0.00%
Saving accounts	1.80%	2.46%	2.28%
Time deposits	6.31%	5.71%	5.46%
Total deposits	3.45%	3.50%	3.32%
Long term debt	7.56%	6.43%	6.11%
Loans with banks	2.71%	2.53%	2.52%
Total funding cost	3.84%	3.65%	3.49%

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2.2.	Fees and Income from Services

During 3Q17, net fees and income from services totaled COP 607 billion, decreasing 1.4% compared to 2Q17, and increasing 2.7% compared to 3Q16. The positive annual performance in fees compared with 3Q16 is due to higher volumes of transactions and the good performance of credit and debit cards, banking services and trust services.

Fees from asset management and trust services increased 3.0% compared to 2Q17 and 24.8% compared to 3Q16, due to an increase in the assets under management. Fees from credit and debit cards increased 1.1% compared to 2Q17 and increased 3.6% compared to 3Q16. Fees from our bancassurance business increased 13.5% compared to 2Q17 and 40.8% with respect to 3Q16, thanks to the continuation of cross-selling initiatives led by our sales teams.

The following table summarizes Bancolombia’s participation in the credit card business in Colombia:

ACCUMULATED CREDIT CARD BILLING			%	2017
(COP millions)	Aug-16	Aug-17	Growth	Market Share
Bancolombia VISA	3,217,106	4,432,063	37.77%	10.14%
Bancolombia Mastercard	3,258,830	3,804,571	16.75%	8.70%
Bancolombia American Express	2,569,386	2,536,429	-1.28%	5.80%
Total Bancolombia	9,045,323	10,773,063	19.10%	24.64%
Colombian Credit Card Market	39,350,107	43,729,060	11.13%

CREDIT CARD MARKET SHARE			%	2017
(Outstanding credit cards)	Aug-16	Aug-17	Growth	Market Share
Bancolombia VISA	638,957	788,606	23.42%	4.72%
Bancolombia Mastercard	763,981	889,464	16.42%	5.33%
Bancolombia American Express	604,350	582,623	-3.60%	3.49%
Total Bancolombia	2,007,288	2,260,693	12.62%	13.53%
Colombian Credit Card Market	16,000,217	16,703,188	4.39%

Source: Superintendencia Financiera de Colombia

2.3.	Other Operating Income

Total other operating income was COP 354 billion in 3Q17, decreasing by 3.8% compared to 2Q17, and increasing by 13.6% compared to 3Q16.

Revenues from the operating leases totaled COP 142 billion in 3Q17, increasing by 4.8% compared to 2Q17 and by 19.1% compared to those reported in 3Q16. Such increase is due to higher volumes of operations and delivered assets under leasing.

2.4.	Asset Quality, Provision Charges and Balance Sheet Strength

The principal balance for past due loans (those that are overdue for more than 30 days) totaled COP 6,873 billion at the end of 3Q17 and represented 4.5% of total gross loans, increasing by 5.4% compared to 2Q17, when past due loans represented 4.3% of total gross loans. During 3Q17, Charge-offs totaled COP 560 billion.

The coverage, measured by the ratio of allowances for loans losses (principal) to PDLs (overdue 30 days), was 103.5% at the end of 3Q17, decreasing compared to 104.6% at the end of 2Q17.The coverage measured by the ratio of allowances for loans losses to loans classified as C, D and E, was 81.3% at the end of 3Q17, decreasing slightly from 84.3% at the end of 2Q17.

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The deterioration of the loan portfolio (new past due loans including charge-offs) was COP 912 billion in 3Q17. During the quarter, the deterioration of loans increased mainly in the commercial segment as well as some deterioration in SMEs. Provision charges (net of recoveries) totaled COP 967 billion in 3Q17. Provisions as a percentage of the average gross loans were 2.4% for 3Q17.

Bancolombia maintains a strong balance sheet supported by an adequate level of loan loss reserves. Allowances for loan losses totaled COP 7.111 billion, or 4.7% of total loans at the end of 3Q17, increasing as compared to 2Q17.

The following tables present key metrics related to asset quality:

ASSET QUALITY	As of
(COP millions)	3Q16	2Q17	3Q17
Total 30-day past due loans	4,846,737	6,520,508	6,873,306
Allowance for loan losses (1)	5,618,658	6,818,600	7,111,020
Past due loans to total loans	3.38%	4.27%	4.50%
“C”, “D” and “E” loans as a percentage of total loans	4.45%	5.29%	5.72%
Allowances to past due loans	115.93%	104.57%	103.46%
Allowance for loan losses as a percentage of “C”, “D” and “E” loans	87.95%	84.26%	81.29%
Allowance for loan losses as a percentage of total loans	3.92%	4.46%	4.65%

(1) Allowances are reserves for the principal of loans.

PDL Per Category			30 days
	% Of loan Portfolio	3Q16	2Q17	3Q17
Commercial loans	69.8%	2.28%	3.19%	3.42%
Consumer loans	16.7%	5.24%	5.72%	5.81%
Microcredit	0.7%	8.61%	13.47%	13.38%
Mortgage loans	12.8%	7.05%	7.69%	8.01%
PDL TOTAL		3.38%	4.27%	4.50%

PDL Per Category			90 days
	% Of loan Portfolio	3Q16	2Q17	3Q17
Commercial loans	69.8%	1.69%	2.40%	2.69%
Consumer loans	16.7%	2.59%	2.81%	3.02%
Microcredit	0.7%	5.75%	8.65%	9.39%
Mortgage loans*	12.8%	2.70%	3.10%	3.37%
PDL TOTAL		1.99%	2.60%	2.88%

* Mortgage loans that were overdue were calculated for past due loans for 120 days instead of 90 days.

LOANS AND FINANCIAL LEASES CLASSIFICATION	3Q16		2Q17		3Q17
(COP millions)
¨A¨ Normal	133,139,404	89.5%	140,153,577	88.6%	139,689,925	88.2%
¨B¨ Subnormal	8,695,735	5.9%	9,287,343	5.9%	9,219,150	5.8%
¨C¨ Deficient	2,945,129	2.0%	3,816,028	2.4%	4,206,473	2.7%
¨D¨ Doubtful recovery	2,212,325	1.5%	2,831,080	1.8%	2,954,610	1.9%
¨E¨ Unrecoverable	1,706,919	1.2%	2,144,180	1.4%	2,339,105	1.5%
Total	148,699,512	100.0%	158,232,208	100.0%	158,409,263	100.0%
Loans and financial leases classified as C, D and E
as a percentage of total loans and financial leases	4.62%		5.56%		6.00%

2.5.	Operating Expenses

During 3Q17, operating expenses totaled COP 1,868 billion, decreasing 0.7% with respect to 2Q17 and increasing 13.4% with respect to 3Q16.

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Personnel expenses (salaries, bonus plan payments and compensation) totaled COP 740 billion in 3Q17, decreasing 3.5% compared to 2Q17 and increasing 14.1% compared to 3Q16.

During 3Q17, administrative expenses totaled COP 745 billion, increasing 3.8% compared to 2Q17, explained by seasonal factors and accelerated payments of contracts in progress during 2017. The growth in administrative expenses was 12.4% as compared to 3Q16.

Depreciation and amortization expenses totaled COP 120 billion in 3Q17, increasing 2.9% compared to 2Q17 and decreasing 7.6% compared to 3Q16.

As of September 30, 2017, Bancolombia had 30,609 employees, owned 1,082 branches, 5,504 ATMs, 9,707 banking agents and served more than 11 million customers.

2.6.	Taxes

Income tax expense was COP 245 billion for 3Q17, decreasing 12.7% when compared to the income tax registered in 2Q17 and 36.9% compared to 3Q16.

9

3.	BREAK DOWN OF OPERATIONS

The following table summarizes the financial statements of our operations in each country.

BANCOLOMBIA S.A. (STAND ALONE) - COLOMBIA

CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT	Quarter			Growth
(COP million)	3Q16	2Q17	3Q17	3Q17/2Q17	3Q17/3Q16
ASSETS
Net Loans	81,879,503	103,629,651	104,896,381	1.22%	28.11%
Investments	17,456,040	17,713,990	18,625,027	5.14%	6.70%
Other assets	15,001,468	18,027,600	16,749,333	-7.09%	11.65%
Total assets	114,337,011	139,371,241	140,270,741	0.65%	22.68%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	65,657,300	81,440,484	82,093,223	0.80%	25.03%
Other liabilities	34,493,181	42,193,749	41,925,678	-0.64%	21.55%
Total liabilities	100,150,481	123,634,233	124,018,901	0.31%	23.83%
Shareholders' equity	14,186,530	15,737,008	16,251,839	3.27%	14.56%
Total liabilities and shareholders' equity	114,337,011	139,371,241	140,270,741	0.65%	22.68%

Interest income	2,709,815	3,400,130	3,236,032	-4.83%	19.42%
Interest expense	(1,037,606)	(1,324,747)	(1,257,962)	-5.04%	21.24%
Net interest income	1,672,209	2,075,383	1,978,069	-4.69%	18.29%
Net provisions	(596,696)	(792,724)	(869,353)	9.67%	45.69%
Fees and income from service, net	377,025	384,870	387,612	0.71%	2.81%
Other operating income	115,800	151,498	201,592	33.07%	74.09%
Total operating expense	(1,047,279)	(1,335,779)	(1,276,077)	-4.47%	21.85%
Profit before tax	521,059	483,249	421,844	-12.71%	-19.04%
Income tax	(171,184)	(193,595)	(169,069)	-12.67%	-1.24%
Net income	349,875	289,654	252,775	-12.73%	-27.75%

BANISTMO- PANAMA

CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT	Quarter			Growth
(COP million)	3Q16	2Q17	3Q17	3Q17/2Q17	3Q17/3Q16
ASSETS
Net Loans	20,381,955	22,455,631	21,915,572	-2.41%	7.52%
Investments	1,995,872	2,319,278	2,737,570	18.04%	37.16%
Other assets	3,584,680	3,559,302	4,296,165	20.70%	19.85%
Total assets	25,962,506	28,334,211	28,949,307	2.17%	11.50%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	17,760,021	19,889,085	18,810,084	-5.43%	5.91%
Other liabilities	5,624,070	5,471,294	7,231,648	32.17%	28.58%
Total liabilities	23,384,092	25,360,379	26,041,732	2.69%	11.37%
Shareholders' equity	2,578,414	2,973,832	2,907,575	-2.23%	12.77%
Total liabilities and shareholders' equity	25,962,506	28,334,211	28,949,307	2.17%	11.50%

Interest income	367,838	375,474	376,618	0.30%	2.39%
Interest expense	(117,671)	(132,208)	(144,872)	9.58%	23.12%
Net interest income	250,167	243,265	231,746	-4.74%	-7.36%
Net provisions	(73,483)	53,089	(69,109)	-230.17%	-5.95%
Fees and income from service, net	55,052	53,577	47,669	-11.03%	-13.41%
Other operating income	9,093	3,216	4,625	43.82%	-49.13%
Total operating expense	(161,043)	(122,426)	(154,744)	26.40%	-3.91%
Profit before tax	79,786	230,722	60,188	-73.91%	-24.56%
Income tax	(8,229)	(56,574)	(22,617)	-60.02%	174.84%
Net income	71,557	174,149	37,571	-78.43%	-47.49%

10

BANCO AGRÍCOLA- EL SALVADOR

CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT	Quarter			Growth
(COP million)	3Q16	2Q17	3Q17	3Q17/2Q17	3Q17/3Q16
ASSETS
Net Loans	8,316,054	8,979,136	8,688,285	-3.24%	4.48%
Investments	701,080	486,303	478,909	-1.52%	-31.69%
Other assets	3,177,267	3,711,472	3,420,320	-7.84%	7.65%
Total assets	12,194,401	13,176,911	12,587,515	-4.47%	3.22%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	7,994,087	8,989,096	8,689,015	-3.34%	8.69%
Other liabilities	2,664,975	2,621,702	2,342,984	-10.63%	-12.08%
Total liabilities	10,659,062	11,610,798	11,031,999	-4.99%	3.50%
Shareholders' equity	1,535,340	1,566,114	1,555,516	-0.68%	1.31%
Total liabilities and shareholders' equity	12,194,401	13,176,911	12,587,515	-4.47%	3.22%

Interest income	225,796	192,260	228,409	18.80%	1.16%
Interest expense	(62,059)	(61,145)	(67,324)	10.11%	8.48%
Net interest income	163,737	131,115	161,085	22.86%	-1.62%
Net provisions	(12,929)	(34,619)	(28,304)	-18.24%	118.91%
Fees and income from service, net	38,719	44,153	43,033	-2.54%	11.14%
Other operating income	628	1,689	(8,025)	-575.23%	-1377.18%
Total operating expense	(95,250)	(105,827)	(98,675)	-6.76%	3.60%
Profit before tax	94,904	36,510	69,114	89.30%	-27.18%
Income tax	(21,592)	(10,475)	(20,880)	99.33%	-3.30%
Net income	73,313	26,035	48,234	85.27%	-34.21%

GRUPO AGROMERCANTIL HOLDING – GUATEMALA

CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT	Quarter			Growth
(COP million)	3Q16	2Q17	3Q17	3Q17/2Q17	3Q17/3Q16
ASSETS
Net Loans	7,692,154	8,608,671	8,355,405	-2.94%	8.62%
Investments	1,629,882	1,858,021	1,721,330	-7.36%	5.61%
Other assets	1,785,950	1,967,098	1,864,607	-5.21%	4.40%
Total assets	11,107,986	12,433,791	11,941,343	-3.96%	7.50%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	7,726,230	8,465,417	8,261,134	-2.41%	6.92%
Other liabilities	2,102,789	2,624,674	2,371,227	-9.66%	12.77%
Total liabilities	9,829,019	11,090,090	10,632,361	-4.13%	8.17%
Non-controlling interest	20,060	19,714	20,261	2.78%	1.01%
Shareholders' equity	1,258,907	1,323,987	1,288,720	-2.66%	2.37%
Total liabilities and shareholders' equity	11,107,986	12,433,791	11,941,343	-3.96%	7.50%

Interest income	255,693	211,071	212,929	0.88%	-16.72%
Interest expense	(85,067)	(87,241)	(89,680)	2.80%	5.42%
Net interest income	170,626	123,830	123,248	-0.47%	-27.77%
Net provisions	(52,912)	(31,313)	(24,915)	-20.43%	-52.91%
Fees and income from service, net	16,390	24,394	25,263	3.56%	54.14%
Other operating income	13,681	12,751	12,496	-2.00%	-8.66%
Total operating expense	(111,850)	(105,685)	(110,422)	4.48%	-1.28%
Profit before tax	35,935	23,977	25,670	7.06%	-28.56%
Income tax	(10,392)	(8,096)	(8,441)	4.26%	-18.77%
Net income before non-controlling interest	25,542	15,881	17,229	8.49%	-32.55%
Non-controlling interest	(919)	(919)	(853)	-7.21%	-7.24%
Net income	24,623	14,962	16,376	9.45%	-33.49%
11

4.	RECENT DEVELOPMENTS

•	October 11, 2017. Bancolombia S.A. announced the price of the public offering of USD 750,000,000 of its subordinated notes due October 18, 2027. The bonds have a 10 year maturity, an optional redemption right on the fifth year and a coupon of 4.875% payable semi-annually on April 18 and October 18, 2017, commencing on April 18.

12

5.	BANCOLOMBIA Company Description (NYSE: CIB)

GRUPO BANCOLOMBIA is a full service financial conglomerate incorporated in Colombia that offers a wide range of banking products and services to a diversified individual and corporate customer base of more than 11 million customers. GRUPO BANCOLOMBIA delivers its products and services via its regional network comprised of: Colombia’s largest non-government owned banking network, El Salvador’s leading financial conglomerate (Banagricola S.A.), off-shore and local (Banistmo S.A.) banking subsidiaries in Panama, Guatemala, Cayman and Puerto Rico. Together, BANCOLOMBIA and its subsidiaries provide stock brokerage, investment banking, leasing, factoring, consumer finance, fiduciary and trust services, asset management, among others.

Contact Information

Bancolombia’s Investor Relations

Phone: (574) 4041837 / (574) / (574) 4043917.

E-mail: IR@bancolombia.com.co

Contacts: Alejandro Mejia (IR Manager) / Juliana Álvarez (Analyst).

Website: http://www.grupobancolombia.com/wps/portal/about-us/corporate-information/investor-relations/

13

BALANCE SHEET				Growth
(COP million)	Sep-16	Jun-17	Sep-17	sep-17 / jun-17	sep-17 / sep-16	% of Assets	% of Liabilities
ASSETS
Cash and balances at central bank	13,087,952	14,771,666	14,945,466	1.18%	14.19%	7.32%
Interbank borrowings	2,212,050	2,159,604	2,810,198	30.13%	27.04%	1.38%
Reverse repurchase agreements and other similar secured lend	914,849	2,134,230	810,128	-62.04%	-11.45%	0.40%
Financial assets investments	13,123,822	15,273,122	16,664,585	9.11%	26.98%	8.17%
Derivative financial instruments	1,933,884	1,678,633	1,316,828	-21.55%	-31.91%	0.65%
Loans and advances to customers	148,699,512	158,232,208	158,409,263	0.11%	6.53%	77.62%
Allowance for loan and lease losses	(6,144,789)	(7,485,194)	(7,832,837)	4.64%	27.47%	-3.84%
Investment in associates and joint ventures	548,942	1,445,207	1,595,238	10.38%	190.60%	0.78%
Goodwill and Intangible assets, net	6,440,741	6,778,314	6,526,087	-3.72%	1.33%	3.20%
Premises and equipment, net	3,225,383	3,092,817	3,150,714	1.87%	-2.32%	1.54%
Investment property	1,560,880	1,649,433	1,690,594	2.50%	8.31%	0.83%
Prepayments	299,532	269,678	357,337	32.51%	19.30%	0.18%
Tax receivables	1,002,199	699,825	871,142	24.48%	-13.08%	0.43%
Deferred tax	633,097	723,770	711,680	-1.67%	12.41%	0.35%
Assets held for sale and inventories	2,365,713	288,732	302,437	4.75%	-87.22%	0.15%
Other assets	1,242,473	1,992,322	1,764,016	-11.46%	41.98%	0.86%
Total assets	191,146,240	203,704,367	204,092,876	0.19%	6.77%	100.00%
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
Deposit by customers	118,173,035	128,476,933	127,891,132	-0.46%	8.22%	62.66%	70.76%
Interbank Deposits	503,273	997,415	1,087,444	9.03%	116.07%	0.53%	0.60%
Derivative financial instrument	1,569,061	1,203,097	966,207	-19.69%	-38.42%	0.47%	0.53%
Borrowings from other financial institutions	19,717,111	17,525,689	16,848,383	-3.86%	-14.55%	8.26%	9.32%
Debt securities in issue	17,732,263	18,298,359	19,365,423	5.83%	9.21%	9.49%	10.72%
Preferred shares	566,992	553,426	568,005	2.63%	0.18%	0.28%	0.31%
Repurchase agreements and other similar secured borrowing	1,878,382	4,517,374	4,219,154	-6.60%	124.62%	2.07%	2.33%
Liabilities relating to assets held for sale	1,989,799	-	-	0.00%	-100.00%	0.00%	0.00%
Current tax	984,342	650,930	857,168	31.68%	-12.92%	0.42%	0.47%
Deferred tax	1,554,015	1,877,018	1,885,322	0.44%	21.32%	0.92%	1.04%
Employees benefit plans	133,042	714,583	127,867	-82.11%	-3.89%	0.06%	0.07%
Other liabilities	5,315,539	5,806,431	6,915,040	19.09%	30.09%	3.39%	3.83%
Total liabilities	170,116,854	180,621,255	180,731,145	0.06%	6.24%	88.55%	100.00%
SHAREHOLDERS' EQUITY
Share Capital	480,914	480,914	480,914	0.00%	0.00%	0.24%
Additional paid-in-capital	4,857,454	4,857,454	4,857,454	0.00%	0.00%	2.38%
Appropriated reserves	7,144,904	9,065,570	9,061,138	-0.05%	26.82%	4.44%
Retained earnings	5,520,896	4,771,639	5,226,878	9.54%	-5.33%	2.56%
Accumulated other comprehensive income (loss), net of tax	1,890,652	2,655,405	2,490,464	-6.21%	31.73%	1.22%
Stockholders’ equity attributable to the owners of the parent company	19,894,820	21,830,982	22,116,848	1.31%	11.17%	10.84%
Non-controlling interest	1,134,566	1,252,130	1,244,883	-0.58%	9.72%	0.61%
Total liabilities and equity	191,146,240	203,704,367	204,092,876	0.19%	6.77%	100.00%

14

INCOME STATEMENT	As of		Growth				Growth
(COP million)	Sep-16	Sep-17	sep-17 / sep-16	3Q 16	2Q 17	3Q 17	3Q 17 / 2Q 17	3Q 17 / 3Q 16
Interest income and expenses
Interest on loans and financial leases
Commercial	5,822,003	6,043,797	3.81%	2,072,964	2,045,582	1,968,634	-3.76%	-5.03%
Consumer	2,212,845	2,800,098	26.54%	812,667	937,371	990,309	5.65%	21.86%
Small business loans	172,214	178,411	3.60%	59,712	57,195	60,666	6.07%	1.60%
Mortgage	1,402,478	1,419,479	1.21%	418,798	485,827	434,229	-10.62%	3.68%
Leasing	1,459,434	1,559,348	6.85%	522,558	522,382	501,359	-4.02%	-4.06%
Interest income on loans and financial leases	11,068,974	12,001,133	8.42%	3,886,699	4,048,357	3,955,197	-2.30%	1.76%
Interest income on overnight and market funds	16,941	20,256	19.57%	5,279	6,544	8,697	32.90%	64.75%
Interest and valuation on Investment
Debt investments, net	117,235	120,110	2.45%	30,236	39,721	38,621	-2.77%	27.73%
Net gains from investment activities at fair value through income statement
Debt investments	520,955	500,080	-4.01%	182,155	177,715	133,105	-25.10%	-26.93%
Derivatives	(53,737)	(34,234)	-36.29%	(2,976)	(22,063)	(7,138)	-67.65%	139.85%
Repos	(14,064)	(79,787)	467.31%	(5,188)	(28,913)	(28,232)	-2.36%	444.18%
Others	(2,248)	6,514	389.77%	(2,759)	5,866	3,639	-37.96%	231.90%
Total Net gains from investment activities at fair value through profit and loss	450,906	392,573	-12.94%	171,232	132,605	101,374	-23.55%	-40.80%
Total Interest and valuation on investments	568,141	512,683	-9.76%	201,468	172,326	139,995	-18.76%	-30.51%
Total interest and valuation	11,654,056	12,534,072	7.55%	4,093,446	4,227,227	4,103,889	-2.92%	0.26%
Interest expense
Borrowing costs	(543,078)	(524,306)	-3.46%	(194,319)	(171,289)	(173,700)	1.41%	-10.61%
Overnight funds	(5,159)	(13,376)	159.28%	(2,337)	(4,610)	(4,900)	6.29%	109.67%
Debt securities in issue	(1,010,292)	(886,522)	-12.25%	(338,786)	(292,438)	(287,593)	-1.66%	-15.11%
Deposits	(2,790,781)	(3,247,786)	16.38%	(1,036,291)	(1,107,963)	(1,066,944)	-3.70%	2.96%
Preferred Shares Dividends	(43,734)	(43,734)	0.00%	(14,578)	(14,065)	(14,578)	3.65%	0.00%
Other interest (expense)	(28,564)	(11,656)	-59.19%	(6,603)	(3,471)	(4,179)	20.40%	-36.71%
Total interest expense	(4,421,608)	(4,727,380)	6.92%	(1,592,914)	(1,593,836)	(1,551,894)	-2.63%	-2.58%
Net interest margin and valuation income on financial instruments before impairment on loans and financial leases and off balance sheet credit instruments	7,232,448	7,806,692	7.94%	2,500,532	2,633,391	2,551,995	-3.09%	2.06%
Credit impairment charges on loans and advance and financial leases	(2,129,192)	(2,807,138)	31.84%	(849,654)	(890,739)	(1,053,109)	18.23%	23.95%
Recovery of charged-off loans	248,999	251,232	0.90%	111,191	95,211	83,866	-11.92%	-24.57%
Credit impairment charges on off balance sheet credit instruments	(79,449)	24,429	130.75%	(52,936)	5,793	1,959	-66.18%	103.70%
Total credit impairment charges, net	(1,959,642)	(2,531,477)	29.18%	(791,399)	(789,735)	(967,284)	22.48%	22.22%
Net interest margin and valuation income on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments	5,272,806	5,275,215	0.05%	1,709,133	1,843,656	1,584,711	-14.05%	-7.28%
Fees and commissions income
Banking services	593,924	651,681	9.72%	203,029	224,483	219,732	-2.12%	8.23%
Credit and debit card fees and commercial establishments	819,465	867,316	5.84%	278,299	285,422	288,434	1.06%	3.64%
Brokerage	18,080	15,753	-12.87%	5,445	6,095	4,323	-29.07%	-20.61%
Acceptances, Guarantees and Standby letters of credits	38,621	42,658	10.45%	13,443	12,804	15,829	23.63%	17.75%
Trust	216,614	263,931	21.84%	73,610	89,180	91,891	3.04%	24.83%
Bancassurance	238,644	278,082	16.53%	75,577	93,777	106,444	13.51%	40.84%
Payments and Collections	165,751	166,097	0.21%	57,036	48,934	61,823	26.34%	8.39%
Others	324,411	320,564	-1.19%	119,068	116,782	94,971	-18.68%	-20.24%
Fees and commission income	2,415,510	2,606,082	7.89%	825,507	877,477	883,447	0.68%	7.02%
Fees and commission expenses
Banking services	(259,864)	(288,482)	11.01%	(86,123)	(96,464)	(98,731)	2.35%	14.64%
Others	(427,673)	(471,035)	10.14%	(148,513)	(165,798)	(178,204)	7.48%	19.99%
Fees and commission expenses	(687,537)	(759,517)	10.47%	(234,636)	(262,262)	(276,935)	5.59%	18.03%
Total fees and comissions, net	1,727,973	1,846,565	6.86%	590,871	615,215	606,512	-1.41%	2.65%
Other operating income
Derivatives FX contracts	13,881	(12,474)	-189.86%	(32,235)	(2,787)	4,936	277.11%	115.31%
Net foreign exchange	218,502	251,382	15.05%	85,011	105,401	48,770	-53.73%	-42.63%
Hedging	(16,106)	(2,900)	-81.99%	2,095	(2,785)	(88)	-96.84%	-104.20%
Operating leases	354,378	416,597	17.56%	119,324	135,688	142,148	4.76%	19.13%
Gains (or losses) on sale of assets	36,321	13,448	-62.97%	11,714	4,244	1,971	-53.56%	-83.17%
Other reversals	1,547	1,628	5.24%	876	590	364	-38.31%	-58.45%
Others	405,495	406,302	0.20%	124,405	126,840	155,290	22.43%	24.83%
Total other operating income	1,014,018	1,073,983	5.91%	311,190	367,191	353,391	-3.76%	13.56%
Dividends received, and share of profits of equity method investees
Dividends	28,742	21,096	-26.60%	6,456	5,608	4,351	-22.41%	-32.61%
Equity investments	80,702	(35,150)	-143.56%	28,687	(41,916)	4,760	111.36%	-83.41%
Equity method	52,229	104,493	100.07%	28,857	57,413	27,805	-51.57%	-3.65%
Gains (Losses) on sale of Discontinued Operations	(1,146)	-	-100.00%	(1,146)	-	-	0.00%	-100.00%
Total dividends received, and share of profits of equity method investees	160,527	90,439	-43.66%	62,854	21,105	36,916	74.92%	-41.27%
Total operating income, net	8,175,324	8,286,202	1.36%	2,674,048	2,847,167	2,581,530	-9.33%	-3.46%

15

INCOME STATEMENT	As of		Growth				Growth
(COP million)	Sep-16	Sep-17	sep-17 / sep-16	3Q 16	2Q 17	3Q 17	3Q 17 / 2Q 17	3Q 17 / 3Q 16
Operating expenses
Salaries and employee benefits	(1,751,911)	(1,862,659)	6.32%	(559,567)	(610,943)	(607,697)	-0.53%	8.60%
Bonuses	(277,028)	(434,478)	56.84%	(89,293)	(156,328)	(132,340)	-15.34%	48.21%
Other administrative and general expenses	(1,884,963)	(2,078,597)	10.27%	(662,856)	(718,000)	(745,306)	3.80%	12.44%
Tax contributions and other tax burden	(419,442)	(643,969)	53.53%	(139,204)	(224,158)	(203,726)	-9.11%	46.35%
Impairment, depreciation and amortization	(400,283)	(356,395)	-10.96%	(130,012)	(116,718)	(120,144)	2.94%	-7.59%
Other expenses	(184,318)	(180,341)	-2.16%	(66,635)	(61,122)	(58,956)	-3.54%	-11.52%
Equity Tax	(144,710)	(51,220)	-64.61%	-	6,546	-	-100.00%	0.00%
Total operating expenses	(5,062,655)	(5,607,659)	10.77%	(1,647,567)	(1,880,723)	(1,868,169)	-0.67%	13.39%
Profit before tax	3,112,669	2,678,543	-13.95%	1,026,481	966,444	713,361	-26.19%	-30.50%
Income tax	(1,302,698)	(893,042)	-31.45%	(388,950)	(281,050)	(245,307)	-12.72%	-36.93%
Profit for the year from continuing operations	1,809,971	1,785,501	-1.35%	637,531	685,394	468,054	-31.71%	-26.58%
Non-controlling interest	(83,315)	(72,402)	-13.10%	(26,349)	(31,855)	(17,248)	-45.85%	-34.54%
Net income attributable to equity holders of the Parent Company	1,726,656	1,713,099	-0.79%	611,182	653,539	450,806	-31.02%	-26.24%
Net Income from discontinued operations	7,693	-	-100.00%	(7,258)	-	-	0.00%	-100.00%
Net income	1,734,349	1,713,099	-1.23%	603,924	653,539	450,806	-31.02%	-25.35%

16

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A.
(Registrant)

Date: October 26th 2017	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Strategy and Finance